  

Sean Rutherford, CPA · 3rd

Chief Financial Officer at Taylor Hoffman

Richmond, Virginia, United States · Contact info

500+ connections

Taylor Hoffman

The College of William and Mary

Experience

 **Chief Financial Officer**
Taylor Hoffman · Full-time
Oct 2020 - Present · 1 yr 6 mos

 **Chief Financial Officer**
Avidus · Full-time
May 2021 - Present · 11 mos
Richmond, Virginia, United States

 **Senior Tax Accountant**
Meadows Urquhart Acree & Cook, LLP
Nov 2018 - Oct 2020 · 2 yrs
Richmond, Virginia Area

Specializing in high-net-worth individuals and small business taxation.

 **Tax Associate**
Keiter
Nov 2017 - Nov 2018 · 1 yr 1 mo
Richmond, Virginia Area

 **EY**
2 yrs 1 mo
Richmond, Virginia Area

○ **Tax Senior**
Oct 2017 · 1 mo

○ **Tax Staff**
Oct 2015 - Sep 2017 · 2 yrs

Education

 **William & Mary**
Bachelor of Business Administration (BBA), Accounting
2013 - 2015

Activities and societies: Varsity and Club Baseball, Investment Club, Tribe Fellowship

3.85 GPA
3.87 major GPA

 **University of Virginia**
2011 - 2012

Activities and societies: Chi Alpha, varsity and club baseball

Transferred after the Fall semester of 2012